

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2013

<u>Via Email</u>
Sean Clarke
President
ePunk, Inc.
1060 Calle Negocio, Suite B
San Clemente, California 92673

      Re: ePunk, Inc.
               Form 10-K for the year ended September 30, 2012
               Filed February 14, 2013
               File No. 000-53564

Dear Mr. Clarke:

We issued comments to you on the above captioned filing on July 10, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 27, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kristin Shifflett at 202-551-3381, Sonia Bednarowski at 202-551-3666, Susan Block at 202-551-3210 or me at 202-551-3211 if you have any questions.

               Sincerely,

               /s/ David R. Humphrey

               David R. Humphrey
               Accounting Branch Chief